SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

22 October, 2012

BP AGREES HEADS OF TERMS TO SELL ITS
TNK-BP SHAREHOLDING TO ROSNEFT

·	Payment by Rosneft to be a mix of $17.1 billion in cash, and shares representing 12.84 per cent of Rosneft
·	BP intends to use $4.8 billion of the cash consideration to purchase a further 5.66 per cent of Rosneft from the Russian government
·	On completion of the proposed transaction, BP expects to hold 19.75 per cent of Rosneft shares, including BP's existing holding of 1.25 per cent, and to have received $12.3 billion in cash

BP today announced that it has signed heads of terms to sell its 50 per cent share in TNK-BP to Rosneft, the major Russian integrated oil and gas company. Under the heads of terms Rosneft has agreed in principle to buy BP's share in TNK-BP.

The proposed transaction consists of two tranches:

(i) BP would sell its 50 per cent shareholding in TNK-BP to Rosneft for $17.1 billion in cash and Rosneft shares representing a 12.84 per cent stake in Rosneft;

(ii) BP intends to use $4.8 billion of the cash consideration to acquire a further 5.66 per cent stake in Rosneft from the Russian government. BP would acquire the Rosneft shares from the Russian Government at a price of $8 per share (representing a premium of 12 per cent to the Rosneft share closing price on the bid date: 18 October 2012).

Signing of the definitive agreements is conditional on the Russian government agreeing to the sale of the 5.66 per cent stake in Rosneft and it is intended that the TNK-BP sale and this further investment in Rosneft would complete on the same day. Therefore, on completion of the proposed transaction, BP would acquire a total 18.5 per cent stake in Rosneft and net $12.3 billion in cash. This would result in BP holding 19.75 per cent of Rosneft stock, when aggregated with BP's 1.25 per cent current holding in Rosneft. At this level of ownership, BP expects to be able to account for its share of Rosneft's earnings, production and reserves on an equity basis. In addition BP expects to have two seats on Rosneft's nine person main board.

In accordance with the heads of terms, BP and Rosneft have an exclusivity period of 90 days to negotiate fully-termed sale and purchase agreements. After signing definitive agreements, completion would be subject to certain customary closing conditions, including governmental, regulatory and anti-trust approvals, and is currently anticipated to occur during the first half of 2013. In addition, BP will agree not to dispose of any of the Rosneft shares acquired in the transaction for at least 360 days following the completion of the transaction.

BP's chairman Carl-Henric Svanberg said: "This is an important day for BP. Russia is vital to world energy security and will be increasingly significant in years to come. Russia has also been an important country for us over the past 20 years. Our involvement has moved with the times. TNK-BP has been a good investment and we are now laying a new foundation for our work in Russia.

"Rosneft is set to be a major player in the global oil industry. This material holding in Rosneft will, we believe, give BP solid returns. We consider that this is a deal which will deliver both cash and long term value for BP and its shareholders. It provides us with a sustainable stake in Russia's energy future and is consistent with our Group strategy.

"Over the coming months we will work hard to complete the transaction and we look forward to the next step of deepening our already strong relationship with Russia."

BP's group chief executive Bob Dudley said: "This investment builds on BP's track record of value creation in Russia. It is consistent with our strategy of deepening our positions in the world's most prolific oil and gas regions.

"BP intends to be a long term investor in Rosneft - an investment which I believe will deliver value for our shareholders over the next decade and beyond.

"Rosneft is a company working to become a global leader in the sector. It is developing its substantial asset base with new technologies and improving its management processes and corporate governance. As a major investor BP looks forward to being able to contribute to Rosneft's success and add value through our participation on the Board. In this regard BP is supportive of Rosneft's intention to pursue further equity in TNK-BP in due course."

BP intends to retain the shares resulting from the proposed transaction, and will evaluate how the cash proceeds will be utilised. At minimum BP's intention is to offset any dilution to earnings per share as a result of the sale of its interest in TNK-BP as well as continue with its progressive dividend policy.

BP supports Rosneft in its plans to acquire additional equity stakes from other shareholders in TNK-BP.

This proposed transaction would constitute a Class 2 transaction under UK Listing Rules.

Morgan Stanley & Co. Ltd. is acting as principal financial advisor to BP on the proposed transaction. UBS Investment Bank is acting as financial advisor and corporate broker to BP. Goldman Sachs International, Lambert Energy Advisory Ltd. and Renaissance Capital have also each acted as financial advisors. Credit Suisse Securities (Europe) Ltd. has provided a fairness opinion to BP's Board on the proposed transaction. Linklaters LLP are acting as principal legal advisors on the proposed transaction.

Notes to editors:

·
The proposed sale of the TNK-BP shareholding to Rosneft consists of a cash element of $17.1 billion and 1,360,449,797 Rosneft shares. Shares in Rosneft traded at close of business on the bid date (18 October 2012) at $7.13.

·
TNK-BP is a vertically integrated Russian oil company with a diversified upstream and downstream portfolio in Russia and Ukraine. TNK-BP is Russia's third largest oil producer, employs c.50,000 people and operates in nearly all of Russia's major hydrocarbon regions, including: West Siberia (in the Tyumen, Khanty-Mansiysk, Yamal-Nenetsk and Novosibirsk Regions), the Volga-Urals (in the Orenburg and Saratov Regions) and East Siberia (in the Irkutsk Region). Average daily production of TNK-BP in 2011 was 1.987 million barrels of oil equivalent a day (boe/d), including the interest in Slavneft.

·
TNK-BP is accounted for in BP's consolidated financial statements using the equity method of accounting for investments in associates. The value attributed to TNK-BP in BP's consolidated balance sheet as at 30 June 2012 was $10,715 million and BP's share of net income for the year ended 31 December 2011 was $4.1 billion.

·
In 2011 Rosneft, a fully integrated national oil and gas company, produced 2.45 million barrels a day of oil, up 52 per cent since 2006. As at the end of 2011, Rosneft's proved developed reserves stood at 9.96 billion boe with proved undeveloped reserves of 8.39 billion boe.

·	Rosneft's proved oil reserve replacement ratio was 127 per cent in 2011. It has begun a programme to develop its substantial tight oil reserves, recently estimated at 5.8 billion barrels.
·	Last year Rosneft's net income totalled $10.8 billion. Rosneft's dividend for 2011 was 25 per cent of IFRS net income.
·
BP has a long relationship with Rosneft including an alliance that started in 1998 to explore the Russian continental shelf offshore Sakhalin. Rosneft and BP are 50/50 owners of the 530,000 barrels a day German refining joint venture Ruhr Oel GmbH.

·
Today's announcement marks a further stage in a process that began in June when BP announced its intention to sell its share in TNK-BP. Since then BP held detailed negotiations with Rosneft and Alfa Access Renova.

Cautionary note to US investors - Certain estimates of Rosneft's reserves included in this announcement are not calculated in accordance with SEC guidelines.

Cautionary Statement
This release contains certain forward-looking statements, including statements regarding the expected timing of the transaction described, the expected terms of and timing of the execution of definitive agreements, expectations regarding the accounting treatment of BP's expected share of Rosneft's earnings, production and reserves, prospects for BP's level of representation on Rosneft's board of directors, Rosneft's prospects in the Russian and global markets, expectations regarding the returns on BP's anticipated holding in Rosneft, including expected cash returns and the expected long-term value of such holding, BP's intentions to contribute to Rosneft's success, BP's intentions to retain Rosneft shares received in the transaction and to be a long-term investor in Rosneft, BP's intentions to offset any dilution to earnings per share as a result of the transaction, expectations regarding BP's future dividend policy and other statements which are generally, but not always, identified by the use of words such as 'want', 'intended to', 'expected to', and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the ability of the parties to the transaction to negotiate satisfactory definitive agreements and the terms thereof, the actions of regulators and the timing of the receipt of governmental and regulatory approvals, the availability of other attractive investment opportunities, the timing of bringing new fields onstream, future levels of industry product supply, demand and pricing, OPEC quota restrictions, operational problems, general economic conditions, political stability and economic growth in relevant areas of the world, changes in laws and governmental regulations, regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought, exchange rate fluctuations, development and use of new technology, the success or otherwise of partnering, the actions of competitors, trading partners, creditors, rating agencies and others, natural disasters and adverse weather conditions, changes in public expectations and other changes to business conditions, wars and acts of terrorism or sabotage, and other factors discussed in the "Cautionary Statement" in BP's Annual Report and Form 20-F 2011 (SEC File No. 1-06262) as filed with the United States Securities and Exchange Commission.

Further information:

BP press office London: +44 (0)20 7496 4076, bppress@bp.com

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 22 October 2012

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary